Filed Pursuant to Rule 424(b)(3)
Registration No. 333-189891

COLE CREDIT PROPERTY TRUST V, INC.
SUPPLEMENT NO. 6 DATED JULY 21, 2015
TO THE PROSPECTUS DATED APRIL 30, 2015
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust V, Inc. dated April 30, 2015, Supplement No. 1 dated May 8, 2015, Supplement No. 2 dated May 27, 2015, Supplement No. 3 dated June 4, 2015, Supplement No. 4 dated June 12, 2015 and Supplement No. 5 dated July 9, 2015. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust V, Inc.; and
(2)	recent real property investments.

OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of $2,975,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on March 17, 2014. We are offering up to 100,000,000 shares in our primary offering and up to 20,000,000 shares pursuant to our distribution reinvestment plan, subject to our ability to reallocate shares between our primary offering and our distribution reinvestment plan. As of July 17, 2015, we had accepted investors’ subscriptions for, and issued, a total of approximately 8.0 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $198.5 million (including shares issued pursuant to our distribution reinvestment plan). As of July 17, 2015, approximately 112.0 million shares of our common stock remained available for sale in the offering for approximately $2.8 billion.
We will offer shares of our common stock pursuant to the offering until March 17, 2016, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by March 17, 2016, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
PROSPECTUS UPDATES
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 15 of the prospectus and the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 123 of the prospectus.
Description of Real Estate Investments
As of June 30, 2015, we, through separate wholly-owned limited liability companies of ours and our operating partnership, owned 109 properties, acquired for an aggregate purchase price of $455.8 million, located in 27 states, consisting of 9 multi-tenant and 100 single tenant properties, comprising approximately 2.3 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. As of June 30, 2015, these properties were 99.3% leased and had a weighted average lease term remaining of 12.1 years. We acquired four properties between June 1, 2015 and June 30, 2015. The properties generally were acquired through the use of proceeds from our initial public offering and debt borrowings.

CCPTV-SUP-6A